UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IGT CEO Marco Sala Appointed to the Board of Directors of De Agostini S.p.A.

On June 27, 2020, Marco Sala, Chief Executive Officer of International Game Technology PLC (NYSE:IGT) ("IGT" or the “Company”), was appointed to the board of directors of De Agostini S.p.A. (“DeA”). As of May 31, 2020, DeA held approximately 50.51% of IGT’s ordinary shares and approximately 65.08% of the total voting rights attaching to IGT’s ordinary shares. Mr. Sala will continue in his role as IGT’s Chief Executive Officer.

Mr. Sala, 61, has served on the board of directors and as Chief Executive Officer of IGT since April 2015. Prior to that, Mr. Sala served as Chief Executive Officer of IGT’s predecessor company, GTECH S.p.A. (formerly Lottomatica Group S.p.A. and Lottomatica S.p.A.) since April 2009 with responsibility for overseeing all of the Company’s segments, including the Americas, International, Italy, and Products and Services. Since joining Lottomatica S.p.A. as Co-General Manager in 2003, Mr. Sala has been a member of the board of directors.

Before joining the Company, he served as Chief Executive Officer of Buffetti, Italy’s leading office equipment and supply retail chain. Prior to Buffetti, Mr. Sala served as Head of the Italian Business Directories Division for SEAT Pagine Gialle. He was later promoted to Head of Business Directories with responsibility for a number of international companies, such as Thomson (Great Britain), Euredit (France), and Kompass (Italy). Earlier in his career, he worked as Head of the Spare Parts Divisions at Magneti Marelli (a Fiat Group company) and soon after he became Head of the Lubricants Divisions. Additionally, he held various marketing positions at Kraft Foods. Mr. Sala graduated from Bocconi University in Milan, majoring in Business and Economics.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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